Condensed Consolidated Interim Financial
Statements

For the three and nine months ended
May 31, 2018
(Unaudited)

INDEX

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to the Condensed Consolidated Interim Financial Statements	5 - 24

NOTICE TO READER
The accompanying unaudited interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these financial statements.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)
(unaudited)

	May 31,	August 31,
	2018	2017

Assets

Current Assets
Cash and cash equivalents	$327,191	$1,073,574
Other receivables	130,416	117,718
Prepaid expenses and deposits	101,885	176,189
	559,492	1,367,481

Non-Current Assets
Exploration and evaluation assets (note 5)	16,386,419	14,861,032
Property, plant and equipment (note 6)	104,396,373	104,207,866
	120,782,792	119,068,898

	$121,342,284	$120,436,379

Liabilities

Current Liabilities
Accounts payable	$439,669	$399,220
Accrued liabilities	377,346	412,149
Deferred flow-through share premium (note 7)	18,095	49,467
	835,110	860,836

Non-Current Liabilities
Convertible redeemable preferred shares (note 8)	3,177,563	2,646,000
Derivative liabilities (note 9)	188,117	314,833
Site closure and reclamation provisions	303,600	303,600
	3,669,280	3,264,433

	4,504,390	4,125,269

Shareholders’ Equity

Share Capital (note 10b)	172,414,960	169,593,205
Reserve for Warrants (note 10c)	4,292,998	4,258,213
Reserve for Share Based Payments (note 10d)	17,087,638	16,955,411
Reserve for Brokers’ Compensation Warrants (note 10e)	286,000	294,166
Accumulated Deficit	(77,243,702)	(74,789,885)

	116,837,894	116,311,110

	$121,342,284	$120,436,379

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

Avalon Advanced Materials Inc.	Page 1
Unaudited Financial Statements
For the three and nine months ended May 31, 2018

Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2018	2017	2018	2017

Revenue

Interest	$20,204	$7,088	$47,437	$12,131

Expenses

Corporate and administrative (note 11)	733,103	768,305	2,076,600	2,208,794
Impairment loss on exploration and evaluation assets	-	-	-	3,030
General exploration	2,118	9,493	16,123	22,106
Depreciation	4,365	5,026	13,194	30,118
Share based compensation (note 10d)	34,014	52,325	112,462	140,174
Foreign exchange loss (gain)	918	4,884	3,507	5,279
Financing transaction costs (note 8)	-	681,023	467,565	681,023
Increase in fair value of convertible redeemable preferred shares (note 8)	165,375	-	397,688	-
Increase (decrease) in fair value of derivative liabilities (note 9)	(157,395)	(85,097)	(410,241)	(253,253)

	782,498	1,435,959	2,676,898	2,837,271

Net Loss before Income Taxes	(762,294)	(1,428,871)	(2,629,461)	(2,825,140)

Deferred Income Tax Recoveries	79,363	116,001	175,644	303,435

Net Loss and Total Comprehensive Loss for the period	$(682,931)	$(1,312,870)	$(2,453,817)	(2,521,705)

Loss per Share - Basic and Diluted	$(0.003)	(0.007)	(0.012)	$(0.014)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	217,837,863	189,339,225	210,547,210	186,061,343

Avalon Advanced Materials Inc.	Page 2
Unaudited Financial Statements
For the three and nine months ended May 31, 2018

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2016	179,524,206	$167,181,354	$4,313,701	$16,700,417	$254,112	$(71,432,564)	$117,017,020
Equity offerings	7,045,454	1,168,182	-	-	-	-	1,168,182
Issued for other considerations	500,000	92,500	-	-	-	-	92,500
Exercise of warrants	2,275,000	341,250	-	-	-	-	341,250
Reserve transferred on exercise of warrants	-	55,488	(55,488)	-	-	-	-
Compensation warrants issued on equity offerings	-	-	-	-	21,936	-	21,936
Share based compensation	-	-	-	202,881	-	-	202,881
Share issuance costs - cash	-	(109,218)	-	-	-	-	(109,218)
Share issuance costs – compensation warrants issued	-	(21,936)	-	-	-	-	(21,936)
Net loss for the nine month period	-	-	-	-	-	(2,521,705)	(2,521,705)

Balance at May 31, 2017	189,344,660	$168,707,620	$4,258,213	$16,903,298	$276,048	$(73,954,269)	$116,190,910
Equity offerings	6,500,000	896,000	-	-	-	-	896,000
Conversion of redeemable preferred shares	890,861	110,250	-	-	-	-	110,250
Compensation warrants issued on equity offerings	-	-	-	-	18,118	-	18,118
Share based compensation	-	-	-	52,113	-	-	52,113
Share issuance costs – cash	-	(102,547)	-	-	-	-	(102,547)
Share issuance costs – compensation warrants issued	-	(18,118)	-	-	-	-	(18,118)
Net loss for the three month period	-	-	-	-	-	(835,616)	(835,616)

Balance at August 31, 2017	196,735,521	$169,593,205	$4,258,213	$16,955,411	$294,166	$(74,789,885)	$116,311,110
Equity offerings	11,752,400	1,401,426	38,400	-	-	-	1,439,826
Conversion of redeemable preferred shares	12,806,718	1,441,125	-	-	-	-	1,441,125
Exercise of options	50,000	5,500	-	-	-	-	5,500
Reserve transferred on exercise of options	-	2,137	-	(2,137)	-	-	-
Exercise of compensation warrants	300,0000	33,000	-	-	-	-	33,000
Reserve transferred on exercise of compensation warrants	-	26,671	-	-	(26,671)	-	-
Compensation warrants issued on equity offerings	-	-	-	-	18,505	-	18,505
Share based compensation	-	-	-	134,364	-	-	134,364
Share issuance costs - cash	-	(70,534)	(2,680)	-	-	-	(73,214)
Share issuance costs – compensation warrants issued	-	(17,570)	(935)	-	-	-	(18,505)
Net loss for the nine month period	-	-	-	-	-	(2,453,817)	(2,453,817)

Balance at May 31, 2018	221,644,639	$172,414,960	$4,292,998	$17,087,638	$286,000	$(77,243,702)	$116,837,894

Avalon Advanced Materials Inc.	Page 3
Unaudited Financial Statements
For the three and nine months ended May 31, 2018

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2018	2017	2018	2017

Operating Activities

Cash paid to employees	$(329,046)	$(428,756)	$(1,096,234)	$(1,215,407)
Cash paid to suppliers	(262,745)	(342,063)	(910,610)	(865,781)
Interest received	20,204	7,088	47,437	12,131

Cash Used by Operating Activities	(571,587)	(763,731)	(1,959,407)	(2,069,057)

Financing Activities

Net proceeds from equity offerings	-	-	1,463,501	1,265,782
Net proceeds from issuance of preferred shares	-	2,291,191	1,390,960	2,260,153
Proceeds from exercise of warrants		-	-	341,250
Proceeds from exercise of brokers’ compensation warrants	-	-	33,000	-
Proceeds from exercise of stock options	-	-	5,500	-

Cash Provided by Financing Activities	-	2,291,191	2,892,961	3,867,185

Investing Activities

Exploration and evaluation assets	(519,103)	(570,242)	(1,509,391)	(1,604,276)
Property, plant and equipment	(67,413)	(73,037)	(167,039)	(116,145)

Cash Used by Investing Activities	(586,516)	(643,279)	(1,676,430)	(1,720,421)

Change in Cash and Cash Equivalents	(1,158,103)	884,181	(742,876)	77,707

Foreign Exchange Effect on Cash	(918)	(4,884)	(3,507)	(5,279)

Cash and Cash Equivalents – beginning of period	1,486,212	553,618	1,073,574	1,360,487

Cash and Cash Equivalents – end of period	$327,191	$1,432,915	$327,191	$1,432,915

Supplemental Cash Flow Information (note 14)

Avalon Advanced Materials Inc.	Page 4
Unaudited Financial Statements
For the three and nine months ended May 31, 2018

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

1.	Nature of Operations

Avalon Advanced Materials Inc. (“Avalon”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. Avalon’s common shares are listed on the Toronto Stock Exchange (the “TSX”) (TSX: AVL), on the OTCQX® Best Market (OTCQX: AVLNF), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of Avalon is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

Avalon, together with its subsidiaries (collectively, the “Company”) is principally engaged in the acquisition, exploration, evaluation and development of specialty metal and mineral properties, located principally in Canada. To date, the Company has not earned any significant revenues.

The realization of amounts shown for its development asset – the Nechalacho Rare Earth Elements Project (the “Nechalacho REE Project”) and its exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves (where not already identified), the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $2,453,817 for the nine months ended May 31, 2018 (the “Period”) and an accumulated deficit of $77,243,702 as at May 31, 2018. The Company’s cash and cash equivalents balance at May 31, 2018 was $327,191, working capital deficit was $275,618. Excluding the deferred flow-through share premium of $18,095, the Company’s adjusted working capital deficit as at May 31, 2018 was $257,523 (calculated by adding back the deferred flow-through share premium of $18,095 to the working capital deficit of $275,618).

Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favorable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. As at May 31, 2018, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $87,461 by December 31, 2018. This amount represents the remaining balance of the required expenditures resulting from the private placement completed in December 2017. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand and through planned equity financings. As further described in Note 15 - Events after the Reporting Period, subsequent to the quarter ended May 31, 2018 (the “Quarter”), the Company completed two private placement financings and issued 150 Series C Preferred Shares at $5,000 per Series C Preferred Shares, 2,400,000 non-flow-through units at $0.10 per unit (the “NFT Unit”) and 3,500,000 flow-through units at $0.10 per unit (the “FT Unit”) for total gross proceeds of $1,340,000. The Company is required to incur CEE of $350,000 by December 31, 2019 (in addition to the CEE requirement of $87,461 noted above).

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on July 10, 2018.

Avalon Advanced Materials Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

2.	Basis of Presentation

a)	Statement of Compliance and Basis of Presentation

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, as issued by IASB.

These unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2017.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company’s consolidated annual financial statements for the year ended August 31, 2017.

b)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These unaudited condensed consolidated interim financial statements include the accounts of Avalon and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), and Avalon Rare Metals Ltd. (“ARML”). Nolava and ARML are incorporated in the United States of America (“USA”).

ARML has not carried on any significant operations since its inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.	Significant Accounting Policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2017, as described in Note 3 of those financial statements.

Avalon Advanced Materials Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

4.	Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective:

a)	IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements. However it is expected that the adoption of IFRS 9 will not have any significant impact on the Company’s consolidated financial statements given its current business model and the amount of its financial assets.

b)	IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements. However it is expected that the adoption of IFRS 15 will not have any significant impact on the Company’s consolidated financial statements as the Company is not currently generating any significant revenue.

c)	IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been adopted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Avalon Advanced Materials Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

5.	Exploration and Evaluation Assets

	September 1,		Impairment	May 31,
	2017	Expenditures	Loss	2018
For the Period
Separation Rapids Lithium Project (a)	$9,523,610	$1,179,410	$-	$10,703,020
East Kemptville Tin-Indium Project (b)	5,322,422	345,977	-	5,668,399
Warren Township Anorthosite Project (c)	-	-	-	-
Other (e)	15,000	-	-	15,000

	$14,861,032	$1,525,387	$-	$16,386,419

	September 1,		Impairment	August 31,
	2016	Expenditures	Loss	2017
For the year ended August 31, 2017
Separation Rapids Lithium Project (a)	$7,481,410	$2,042,200	$-	$9,523,610
East Kemptville Tin-Indium Project (b)	5,011,070	311,352	-	5,322,422
Warren Township Anorthosite Project (c)	-	3,080	(3,080)	-
Mount Douglas Tin-Tungsten Property (d)	46,663	88,446	(135,109)	-
Other (e)	28,101	26,828	(39,929)	15,000

	$12,567,244	$2,471,906	$(178,118)	$14,861,032

Avalon Advanced Materials Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

5.	Exploration and Evaluation Assets (continued)

a)	Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain mineral claims and a mining lease in the Kenora area of Ontario.

b)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia. The special licence has been renewed multiple times since then.

In September 2014, the Company submitted an application for a new special licence reflecting the entire original mine site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved an application for a new special licence reflecting the entire original mine site. The current special licence has a term of three years beginning February 2, 2015 and is renewable for an additional two one-year periods. Subsequent to the end of the Quarter, the Special Licence was renewed while the Company continues the process toward applying for a mining lease to replace the Special Licence and secure full surface tenure.

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence.

c)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last five years and no work was planned or budgeted for fiscal 2018. In addition, no new potential customer has been identified for the project’s calcium feldspar product. The current outlook as at May 31, 2018 for the Warren Township project remains unchanged. It is management’s view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at May 31, 2018 to be $nil.

d)	Mount Douglas Tin-Tungsten Property, New Brunswick

During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located in Charlotte County, New Brunswick. As at August 31, 2017, the Company had decided to terminate the option agreement, accordingly the cost incurred to-date of $135,109 was written off as an impairment loss during the year ended August 31, 2017. These claims were returned to the original owner in September 2017.

e)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Advanced Materials Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

6.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment	Building	Equipment	Improvements	Total
Cost
As at September 1, 2016	$103,420,326	$646,860	$301,556	$74,455	$680,884	$94,594	$105,218,675

Additions	198,342	-	36,603	-	2,975	-	237,920
Disposals	-	-	(120,069)	-	-	-	(120,069)

As at August 31, 2017	$103,618,668	$646,860	$218,090	$74,455	$683,859	$94,594	$105,336,526

Additions	221,520	-	1,958	-	11,673	-	235,151
Disposals	-	-	-	-	-	-	-

As at May 31, 2018	$103,840,188	$646,860	$220,048	$74,455	$695,532	$94,594	$105,571,677

Accumulated Depreciation
As at September 1, 2016	$-	$218,663	$248,802	$3,760	$595,859	$90,651	$1,157,735

Depreciation expense	-	24,366	32,715	3,223	26,747	3,943	90,994
Disposals	-	-	(120,069)	-	-	-	(120,069)

As at August 31, 2017	$-	$243,029	$161,448	$6,983	$622,606	$94,594	$1,128,660

Depreciation expense	-	16,813	13,194	2,417	14,220	-	46,644
Disposals	-	-	-	-	-	-	-

As at May 31, 2018	$-	$259,842	$174,642	$9,400	$636,826	$94,594	$1,175,304

Net Book Value
As at August 31, 2017	$103,618,668	$403,831	$56,642	$67,472	$61,253	$-	$104,207,866
As at May 31, 2018	$103,840,188	$387,018	$45,406	$65,055	$58,706	$-	$104,396,373

Avalon Advanced Materials Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

6.	Property, Plant and Equipment (continued)

a)	Nechalacho REE Project, Northwest Territories

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favorable geology to the west of the mining leases.

The property is subject to an underlying 2.5% net smelter returns (“NSR”) royalty agreement which can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, and which currently approximates $1.5 million.

During the year ended August 31, 2012, the Company entered into an accommodation agreement (the “Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Nechalacho REE Project, and provides for the DKFN to participate in the project economics.

7.	Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance – September 1, 2016	$96,617
Increase relating to flow-through common shares issued	270,318
Decrease relating to CEE incurred	(317,468)

Balance – August 31, 2017	$49,467
Increase relating to flow-through common shares issued	144,272
Decrease relating to CEE incurred	(175,644)

Balance – May 31, 2018	$18,095

8.	Convertible Redeemable Preferred Shares

In March 2017, the Company entered into a preferred share purchase agreement (the “A1 Agreement”) with an entity managed by the Lind Partners (“Lind”) and issued 500 Series A1 Preferred Shares (the “A1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $2,500,000. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expired on July 11, 2017 (the “Hold Period”).

The A1 Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 months period ending on March 10, 2019, to a cap of $6,750 per share. The A1 Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price (“VWAP”) of the common shares on the TSX immediately prior to the date that notice of conversion is given (the “Conversion Option”).

Avalon Advanced Materials Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

8.	Convertible Redeemable Preferred Shares (continued)

In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the “A1 Warrants”). Each A1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.23 per common share until March 10, 2022.

Lind has the basic right to convert 25 A1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the A1 Agreement, however Lind is permitted to convert up to 100 A1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Lind is also entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash (the “Put Option”), upon the occurrence of certain events as set out in the A1 Agreement (most of which are beyond the Company’s control) (the “Redemption Events”). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions etc. as defined in the Agreement. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the A1 Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time.

The Company has the right to redeem all of the outstanding A1 Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value (the “Call Option”). The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the A1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any A1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX (“Series A2 Option”). Lind will also receive a certain number of Series A2 warrants (“A2 Warrants”) when it exercised the Series A2 Option. The number of A2 Warrants to be issued and the exercise price of A2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the A1 Warrants.

The A1 Preferred Share is a hybrid instrument that contains multiple embedded derivatives: the Conversion Option, Put Option and Call Option.

The economic characteristics and risks of the Conversion Option are different from that of the host contract (the A1 Preferred Share) in that it allows Lind to convert the A1 Preferred Shares (a debt instrument) into the Company’s common shares (an equity instrument) at a price per common share equal to 85% of the five day VWAP of the common share, thus the Conversion Option can be measured separately from the A1 Preferred Share. In addition, the number of common shares to be issued upon conversion is variable and does not meet the “a fixed amount of cash for a fixed number of equity instruments” requirement to be classified as an equity instrument under IAS 32 Financial Instruments: Presentation (“IAS 32”). As such, the Company had designated the entire hybrid contract (the A1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL in accordance with IAS 39 and re-measured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible redeemable preferred shares in the consolidated statement of comprehensive loss.

As the Company has the Call Option to redeem all of the outstanding A1 Preferred Shares at a 5% premium to the redemption value, the total fair value of the A1 Preferred Shares at issuance is therefore $2,625,000.

Avalon Advanced Materials Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

8.	Convertible Redeemable Preferred Shares (continued)

The exercise price of the A1 Warrant is subject to adjustment from time to time in the event of certain common share rights offering, such that the exercise of the A1 Warrants do not result in a fixed number of common shares being issued for a fixed amount of cash. As a result, The A1 Warrant had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

The fair value of the A1 Warrants was estimated at $236,488 (or $0.0343 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the A1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.10%; expected life of 4.0 years; and expected volatility of 35%.

In December 2017, the Company entered into a preferred share purchase agreement (the “B1 Agreement”) with Lind and issued 300 Series B1 Preferred Shares (the “B1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $1,500,000 in January 2018. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expires on May 16, 2018 (the “B1 Hold Period”).

In conjunction with this private placement, Lind received a commitment fee of $75,000 and 6,250,000 common share purchase warrants (the “B1 Warrants”). Each B1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.15 per common share until January 15, 2023. Other than the exercise price and expiry date, the B1 Warrants bear the similar terms and conditions as the A1 Warrants.

The B1 Agreement is subject to essentially the same terms and conditions as the A1 Agreement and the B1 Preferred Shares bear the same essential features of the A1 Preferred Shares including the rate and amount of the increase in the redemption value, the conversion option, put option and call option etc.

After the B1 Hold Period, Lind has the basic right to convert 15 B1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the B1 Agreement, however Lind is permitted to convert up to 60 B1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

At any time while any B1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 100 Series B2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial B1 financing, subject to certain triggering events and subject to the prior approval of the TSX (“Series B2 Option”). Lind will also receive a certain number of Series B2 warrants (“B2 Warrants”) when it exercises the Series B2 Option. The number of B2 Warrants to be issued and the exercise price of the B2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the B1 Warrants.

As the B1 Preferred Shares bear the same essential features as the A1 Preferred Shares, the Company had designated the entire hybrid contract (the B1 Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL in accordance with IAS 39 and re-measured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible redeemable preferred shares in the consolidated statement of comprehensive loss.

As the Company has the Call Option to redeem all of the outstanding B1 Preferred Shares at any time after the B1 Hold Period at a 5% premium to the redemption value, the total fair value of the B1 Preferred Shares at issuance is therefore $1,575,000.

Similar to the A1 Warrants, the exercise price of the B1 Warrants is subject to adjustment from time to time in the event of certain common share rights offering, as such, the B1 Warrants had also been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

Avalon Advanced Materials Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

8.	Convertible Redeemable Preferred Shares (continued)

The fair value of the B1 Warrants was estimated at $283,525 (or $0.0454 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the B1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.94%; expected life of 4.0 years; and expected volatility of 35%.

In connection with this private placement, the Company also incurred other issuance costs of $34,040. Cash issuance costs incurred relating to this private placement totaled $109,040 and had been recorded in the Statement of Comprehensive Loss as financing transaction costs.

The fair values of the B1 Preferred Shares and the B1 warrants at issuance totaled $1,858,525 and the excess of this amount over the gross proceeds ($1,500,000) of $358,525 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss as a financing transaction cost.

A summary of the changes in the convertible redeemable preferred shares amount is set out below:

	Number	Amount
A1 Preferred Shares
Balance – September 1, 2016	-	$-
Preferred shares issued	500	2,625,000
Increase in fair value	-	131,250
Converted to common shares	(20)	(110,250)

Balance – August 31, 2017	480	$2,646,000
Increase in fair value	-	318,938
Converted to common shares	(225)	(1,358,438)
Balance – May 31, 2018	255	1,606,500

B1 Preferred Shares
Balance – September 1, 2016 and August 31, 2017	-	$-
Preferred shares issued	300	1,575,000
Increase in fair value	-	78,750
Converted to common shares	(15)	(82,687)
Balance – May 31, 2018	285	1,571,063

	540	$3,177,563

The number of common shares to be issued would be 33,907,563 if all of the outstanding A1 and B1 Preferred Shares had been converted into common shares based on the closing price of the Company’s common shares on the TSX of $0.105 on May 31, 2018.

Avalon Advanced Materials Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

9.	Derivative Liabilities

The derivative liabilities consist of the warrants denominated in foreign currency, the A1 Warrants and the B1 Warrants.

The derivative liability of $181,671 for warrants denominated in foreign currency as at August 31, 2017 should have been classified as a non-current liability in accordance with IAS 1, Presentation of Financial Statements as at August 31, 2017, but was presented as a current liability on the Statement of Financial Position in the Company’s consolidated annual financial statements for the year ended August 31, 2017. This amount has been reclassified as a non-current liability on the comparative Statement of Financial Position as included in these consolidated interim financial statements to conform with the current year’s presentation.

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) and the A1 and B1 Warrants to purchase common shares of the Company at the beginning and end of the respective periods:

	Number
	of Warrants	Amount
Warrants denominated in foreign currency
Balance – September 1, 2016	6,466,513	$411,418
Decrease in fair value	-	(229,747)

Balance – August 31, 2017	6,466,513	$181,671
Decrease in fair value	-	(181,100)
Balance – May 31, 2018	6,466,513	$571

A1 and B1 Warrants
Balance – September 1, 2016	-	$-
Issued	6,900,000	236,488
Decrease in fair value	-	(103,326)

Balance – August 31, 2017	6,900,000	$133,162
Issued	6,250,000	283,525
Decrease in fair value	-	(229,141)
Balance – May 31, 2018	13,150,000	$187,546

Total derivative liabilities		$188,117

In June 2014, the Company issued 9,237,875 units of the Company at a price of $0.469 (US$0.433) per unit (“US$ Unit”) pursuant to a security purchase agreement for gross proceeds of $4,331,200 (US$4,000,000). Each US$ Unit was comprised of one common share and 0.70 of one common share purchase warrant (each whole warrant, a “US$ Warrant”). Each US$ Warrant is exercisable into one common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at May 31, 2018 is US$0.5223.

In accordance with IAS 32 and IAS 39, the fair value of the warrant component of the Unit has been classified as a financial liability at FVTPL and recorded at fair value at the time of issuance, and was re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

Avalon Advanced Materials Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

10.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 800 have been issued and 540 are outstanding as at May 31, 2018.

b)	Common Shares

i)

In November 2017, the Company completed a private placement and issued 3,215,000 flow-through common shares at a price of $0.145 per share (of which 305,000 flow-through common shares were subscribed by certain directors and officers of the Company) and 4,800,000 non-flow-through units at a price of $0.12 per unit (the “Unit”) for gross proceeds of $1,042,175 (the “November 2017 Private Placement”). Each Unit consists of one non-flow-through common share and one half non-transferable common share purchase warrant, with each whole warrant being exercisable to acquire one non-flow-through common share of the Company at a price of $0.16 until November 3, 2019.

Of the Unit price of $0.12, $0.112 was allocated to the common share component of the Unit and the balance of $0.008 was allocated to the warrant component of the Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company’s common shares on the TSX on the closing date of the private placement, which was $0.135, and the estimated fair value of a whole warrant of $0.0193. The fair value of the warrant was estimated using the Black-Scholes pricing model.

In conjunction with this private placement, the Company paid finder’s fees of $34,560, incurred other issuance costs of $10,192 and issued 288,000 non-transferrable compensation warrants, with each compensation warrant being exercisable to acquire one common share of the Company at a price of $0.15 until November 3, 2019. The total fair values of these compensation warrants were estimated at $14,030 using the Black-Scholes pricing model.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $32,150 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on the date of issuance.

ii)	In December, 2017, the Company completed a private placement (the “December 2017 Private Placement”) and issued 3,737,400 flow-through common shares at $0.145 per share for gross proceeds of $541,923.

In connection with the December 2017 Private Placement, the Company paid finders’ fees of $19,140, incurred other issuance costs of $9,322 and issued 132,000 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.15 per share until December 22, 2019. The fair values of these compensation warrants were estimated at $4,475 using the Black-Scholes pricing model.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $112,122 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 29, 2017.

Avalon Advanced Materials Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

10.	Share Capital (continued)

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective reporting periods:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance – September 1, 2016	15,713,485	(1)	$0.237
Exercised	(2,275,000)		0.150
Expired	(3,448,485)		0.490

Balance – August 31, 2017	9,990,000	(1)	$0.169
Issued pursuant to equity offerings	2,400,000		0.160
Expired	(9,950,000)		0.168

Balance – May 31, 2018	2,440,000	(1)	$0.164

(1) Does not include the 6,466,513 US$ Warrants, 6,900,000 A1 Warrants and 6,250,000 B1 Warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 1.4 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Note 9, the Company also has the following warrants outstanding as at May 31, 2018:

i)	6,466,513 US$ Warrants with an adjusted exercise price of US$0.5223 per share and are exercisable until June 13, 2021;

ii)	6,900,000 A1 Warrants with an exercise price of $0.23 per share and are exercisable until March 10, 2022; and

iii)	6,250,000 B1 Warrants with an exercise price of $0.15 per share and are exercisable until January 15, 2023.

The Company is also required to issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

Avalon Advanced Materials Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

10.	Share Capital (continued)

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2016	10,640,000	$0.96
Granted	3,180,000	0.17
Expired	(3,075,000)	2.15
Forfeited	(410,000)	0.86

Balance – August 31, 2017	10,335,000	$0.37
Granted	1,380,000	0.13
Exercised	(50,000)	0.11
Expired	(925,000)	1.06
Forfeited	(70,000)	0.44

Balance – May 31, 2018	10,670,000	$0.28

As at May 31, 2018, there were 7,463,750 options vested (August 31, 2017 – 7,223,750) with an average exercise price of $0.32 (August 31, 2017 - $0.42) .

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the Period was $134,364 (2017 - $202,881), of which $1,289 (2017 - $2,820) was capitalized to property, plant and equipment, $20,017 (2017 - $57,340) was capitalized as exploration and evaluation assets, $596 (2017 - $2,547) was charged to operations as general exploration expenses with the balance of $112,462 (2017 - $140,174) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the Period and the year ended August 31, 2017 are as follows:

	May 31,	August 31,
	2018	2017

Exercise price	$0.13	$0.17
Closing market price on day preceding date of grant	$0.13	$0.17
Risk-free interest rate	1.79%	0.75%
Expected life (years)	3.1	3.0
Expected volatility	63%	77%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.06	$0.08
Forfeiture rate	15%	16%

Avalon Advanced Materials Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

10.	Share Capital (continued)

The following table summarizes information concerning outstanding and exercisable options as at May 31, 2018:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$0.60 - $0.84	1,125,000	1,125,000	0.7 years
$0.40 - $0.59	1,140,000	1,021,250	1.0 years
$0.30 - $0.39	585,000	342,500	1.9 years
$0.20 - $0.29	1,970,000	1,592,500	1.8 years
$0.12 - $0.19	5,850,000	3,382,500	2.3 years

	10,670,000	7,463,750

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at the beginning and end of the respective reporting periods:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance – September 1, 2016	2,212,612	$0.38
Issued pursuant to equity offerings	812,727	0.18
Expired	(1,732,612)	0.44

Balance – August 31, 2017	1,292,727	$0.16
Issued pursuant to equity offering (note 10b)	420,000	0.15
Exercised	(300,000)	0.11
Expired	(180,000)	0.18

Balance – May 31, 2018	1,232,727	$0.17

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at May 31, 2018, the Company has the following compensation warrants outstanding:

(i)	272,727 compensation warrants with an exercise price of $0.25 per common share, which are exercisable until November 7, 2018;

(ii)	150,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 23, 2018;

(iii)	204,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until June 12, 2019;

(iv)	186,000 compensation warrants with an exercise price of $0.145 per common share, which are exercisable until August 16, 2019;

(v)	288,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until November 3, 2019; and

Avalon Advanced Materials Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

10.	Share Capital (continued)

(vi)	132,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 22, 2019.

11.	Corporate and Administrative Expenses

Corporate and administrative expenses for the three and nine months ended May 31, 2018 and May 31, 2017 consist of the following:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2018	2017	2018	2017

Salaries and benefits (1)	$386,475	$426,413	$1,067,160	$1,120,483
Directors’ fees	18,750	20,481	60,100	62,942
Consulting and professional fees	106,280	75,900	278,387	303,708
Office, insurance and other expenses	86,635	98,422	215,952	259,623
Occupancy	79,599	76,474	237,996	231,068
Shareholders’ communications and filing fees	19,716	18,644	140,371	131,725
Travel and related costs	35,648	51,971	76,634	99,245

	$733,103	$768,305	$2,076,600	$2,208,794

(1)

These figures do not include stock based compensation. Employees’ salaries, benefits including stock based compensation expensed for the Quarter and for the Period totaled $404,804 (2017 – $456,996) and $1,129,218 (2017 – $1,283,860), respectively.

12.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There have been no material trading transactions with related parties during each of the three and nine month periods ended May 31, 2018 and 2017, other than the participation by certain related parties in the November 2017 Private Placement, whereby Donald Bubar, Director, President and CEO, Mark Wiseman, Vice President Sustainability, Patricia Mohr, Director subscribed for 200,000, 55,000 and 50,000 flow-through shares at $0.145 per share, respectively.

Avalon Advanced Materials Inc.	Page 20

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

12.	Related Party Disclosures (continued)

b)	Compensation of key management personnel

The remuneration of directors and other members of the Company’s senior management team during each of the three and nine months ended May 31, 2018 and May 31, 2017 are as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2018	2017	2018	2017

Salaries, benefits and directors’ fees(1)	$462,371	$462,615	$1,274,004	$1,305,777
Share based compensation(2)	28,553	42,029	95,086	247,477

	$490,924	$504,644	$1,369,090	$1,553,254

(1)

Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE for the Quarter and for the Period totaled $144,450 (2017 – $138,648) and $412,583 (2017 - $428,391), respectively.

(2)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

13.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Company’s warrants denominated in a currency that is not the functional currency of the Company and the A1 and B1 Warrants are based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility. The fair values of the Company’s A1 and B1 Preferred Shares are based on Level 3 inputs, including applicable redemption amounts and redemption premiums. The Company has the right to redeem the A1 and B1 Preferred Shares at any time and therefore the fair value of the A1 and B1 Preferred Shares is the amount the Company has to pay to redeem the A1 and B1 Preferred Shares, which is the redemption amount as specified in the purchase agreements plus 5% redemption premium.

Fair Values

Except as disclosed elsewhere in these condensed consolidated interim financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Avalon Advanced Materials Inc.	Page 21

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

13.	Financial Instruments (continued)

Credit risk

The Company is not exposed to any significant credit risk as at May 31, 2018. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds that are required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at May 31, 2018, the Company has current assets of $559,492 and current liabilities of $835,110. As disclosed in Note 8, the holder of the A1 and B1 Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $3,026,250 as at May 31, 2018) upon the occurrence of certain Redemption Events. Excluding the deferred flow-through share premium of $18,095, the Company’s adjusted working capital deficit as at May 31, 2018 was $257,523, (calculated by adding back the deferred flow-through share premium of $18,095 to the working capital deficit of $275,618). As the de-recognition of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk.

Repayments due by period as of May 31, 2018:

	Within	1-3	4-5
	1 Year	Years	Years	Total

Accounts payable and accrued liabilities	$817,015	$-	$-	$817,015
Operating lease obligations	318,395	185,730	-	504,125

	$1,135,410	$185,730	$-	$1,321,140

Market risk

(i)	Interest rate risk

The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers’ acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. Other than the US$ Warrants as disclosed in Note 9, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at May 31, 2018.

Avalon Advanced Materials Inc.	Page 22

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

13.	Financial Instruments (continued)

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Considering the Company’s budget expenditures for the balance of fiscal 2018 and its current cash and cash equivalents of $327,191, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss for the balance of fiscal 2018.

Other than the US$ Warrants as disclosed in Note 9, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at May 31, 2018 and its anticipated on-going expenditures to be transacted in US dollars for the next three month period is approximately US$35,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures for the balance of fiscal 2018.

14.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three and nine months ended May 31, 2018 and 2017 are as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2018	2017	2018	2017

Share based compensation capitalized as property, plant and equipment (note 10d)	$1,107	$309	$1,289	$2,820
Share based compensation capitalized as exploration and evaluation assets (note 10d)	6,399	9,577	20,017	57,340
Depreciation expense capitalized as property, plant and equipment	9,376	11,479	28,125	34,434
Depreciation expense capitalized as exploration and evaluation assets	1,629	2,293	5,325	5,884
Common shares issued for exploration and evaluation assets (note 5a)	-	92,500	-	92,500

	$18,511	$116,158	$54,756	$192,978

15.	Events After the Reporting Period

Subsequent to the Period, the Company:

a)

granted an aggregate of 965,000 stock options with a weighted average exercise price of $0.11 per share to certain employees and consultants of the Company. The weighted average contract life of these options at issuance was 3.2 years;

b)	issued a total of 2,776,134 common shares pursuant to the conversion of 25 A1 Preferred Shares and 15 B1 Preferred Shares;

Avalon Advanced Materials Inc.	Page 23

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended May 31, 2018
(unaudited)

15.	Events After the Reporting Period (continued)

c)

completed a private placement and issued 2,400,000 NFT Units at a price of $0.10 per NFT Unit and 3,500,000 FT Units at a price of $0.10 per FT Unit for total gross proceeds of $590,000. Each NFT Unit was comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 for a period of two years from the closing date of the private placement (the “Closing Date”), or if the closing price of the common shares on the TSX is $0.16 or higher for a period of twenty consecutive trading days after the Closing Date, the Company may, by notice to the holder (supplemented by a news release of general dissemination) reduce the expiry date of the warrants to not less than 30 days from the date of such notice (the “Expiry Date”). Each FT Unit was comprised of one flow-through common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.12 until the Expiry date; and

d)

entered into a preferred share purchase agreement (the “C1 Purchase Agreement”) with Lind and issued 150 Series C1 Preferred Shares (the “C1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $750,000.

The C1 Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter until June 29, 2020, to a cap of $6,750 per share. After the four month C1 Hold Period (defined below), the C1 Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given.

In conjunction with the closing, Lind received a commitment fee of $37,500 and 3,750,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.125 per common share until June 29, 2023.

Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period (the “C1 Hold Period”), which expires on October 30, 2018. After the C1 Hold Period, Lind has the basic right to convert 10 C1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the Agreement, however Lind is permitted to convert up to 30 C1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Lind will also be entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events as set out in the C1 Purchase Agreement. The Company has the right to redeem the C1 Preferred Shares at any time after the C1 Hold Period at a small premium to the redemption value. The Company has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the C1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any C1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 50 Series C2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX.

Avalon Advanced Materials Inc.	Page 24